Filed by Rockville Financial, Inc.

pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-6(b)

under the Securities Exchange Act of 1934

Subject Company: United Financial Bancorp, Inc.

Commission File No.: 333-192930

March 21, 2014

***IMPORTANT REMINDER: PLEASE VOTE TODAY***

Dear Stockholder:

We have previously mailed you information relative to the Special Meeting of Stockholders of Rockville Financial, Inc. to be held on April 8, 2014.

The Special Meeting is now only a short time away. Your Board of Directors recommends that you vote FOR proposals 1, 2, 3 and 4 for the following important reasons:

•	While the Rockville Bank name is changing, we will continue to offer the superior customer service that you have become accustomed to receiving from your community bank. It will be a larger version of the bank you know and love. This means it will be the same bank with the same service and branch staff that you enjoy doing business with now, with a different name.

•	It is important to get scale. It is difficult in this regulatory environment for small banks to remain independent, but this merger positions Rockville in a more advantageous way financially to reinvest in the business and remain in our communities for a long time to come.

•	The Rockville Bank Foundation will continue to serve the community. The pace of serving 340 nonprofits in our local communities will remain.

•	We will continue to hire bankers with deep roots in the community. Our lending to small businesses surpasses $1 billion, and we will continue to do what a community bank is supposed to do.

•	Changing the name of the Bank will allow Rockville to continue to grow and expand into communities that are not familiar with the Rockville name.

The approval of the Rockville merger proposal requires the affirmative vote of at least two-thirds of the outstanding shares. The approval of the amendment to Rockville’s certificate of incorporation requires the affirmative vote of not less than 80% of the outstanding shares of Rockville common stock.

Your vote is very important no matter how many shares you own.

If you fail to vote or mark “ABSTAIN” on your proxy with respect to the Rockville merger proposal or the Rockville certificate amendment proposal, it will have the same effect as a vote “AGAINST” the proposals.

If you have not yet voted, or you have voted but would like to consider changing your vote, please sign and date the enclosed proxy card today. In the event that more than one vote is received from you, the one bearing the latest date will be counted, as it automatically revokes all prior proxies.

Thank you for your cooperation and continued support.

Sincerely,

William H. W. Crawford, IV

President & Chief Executive Officer

*** Please Vote Today***

P.O. Box 660, Rockville, CT 06066    860-291-3600